Exhibit 99.1

Optimi Health corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

This management’s discussion and analysis (“MD&A”) relates to the operations and financial condition of Optimi Health Corp. (“Optimi” or the “Company”) and is dated as of August 14, 2026 and the MD&A describes the operating and financial results of the Company for the period ended June 30, 2026, and 2025. The MD&A supplements, but does not form part of, the condensed interim consolidated financial statements of the Company, and should be read in conjunction with the Company’s condensed interim consolidated financial statements and related notes for the period ended June 30, 2026, and 2025 and audited financial statements for the year ended September 30, 2025, and 2024. The Company prepares and files its condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). The currency referred to in this MD&A is in Canadian Dollars.

Certain information included in the MD&A is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Cautionary Statement Regarding Forward-Looking Statements” for further detail.

On May 19, 2026, the Company executed a 1 for 30 reverse stock split of all outstanding common shares, warrants, stock options, RSRs, and convertible debentures. All references to share and per-share information, warrants, stock options, RSRs, and convertible debentures in this MD&A have been adjusted to reflect the effects of the Reverse Stock Split. No fractional shares were issued, and all fractional balances were rounded.

Overall Performance

The Company is a Health Canada licensed, Good Manufacturing Practices (“GMP”) certified, end-to-end pharmaceutical drug manufacturer specializing in controlled substances, specifically MDMA and botanical psilocybin. With a vertically integrated approach, Optimi owns and operates two purpose built 10,000-square-foot licensed production sites in Princeton, British Columbia and holds a Drug Establishment Licence (“DEL”), as issued by Health Canada. Optimi’s DEL certifies that its facility and Quality Management Systems comply with Canadian GMP for the formulation of designated drug products and the manufacture of certain active pharmaceutical ingredients (“API”) from plant sources. Additionally, Optimi holds a Dealer’s Licence under Canada’s Narcotic Control Regulations, allowing the Company to possess, produce, assemble, sell and deliver psilocybin and other psychedelic substances within the regulated framework set forth by Health Canada. The Dealer’s Licence allows Optimi to possess up to 20kg of psilocybin and 200g of psilocin (equivalent to approximately 2,000kg of dried full-body psilocybin-containing mushrooms) and 2kg of MDMA. Optimi holds a Precursor Licence under Canada’s Precursor Regulations allowing the Company to import 3,4-METHYLENEDIOXYPHENYL-2-PROPANONE, which can be used in the synthesis of MDMA.

Optimi’s DEL enables it to supply validated psilocybin API, psilocybin drug products and MDMA drug products to patients in Australia under the Authorised Prescriber Scheme and globally. With Health Canada being a participant in several Mutual Recognition Agreements (“MRAs”), Optimi’s GMP-certified products are positioned for international distribution. Through strategic collaborations and ongoing compliance with global regulatory authorities, the Company aims to expand its product offerings to new jurisdictions where psychedelic-assisted therapies are gaining regulatory approval.

The key differentiator of a DEL is that it enables Optimi’s GMP MDMA and psilocybin capsules to be prescribed by authorized physicians in Australia for the treatment of Post Traumatic Stress Disorder (“PTSD”) and Treatment Resistant Depression (“TRD”). Unlike most companies in the psychedelic sector that remain in clinical or pre-commercial phases, Optimi is currently supplying regulated medicines under prescription – supported by a DEL that also permits the legal manufacture, and international export of both products.

As part of Optimi’s commitment to innovation and broadening accessibility to psychedelic-based therapies, the Company is continuously refining its production methodologies, investing in advanced cultivation and extraction technologies and enhancing its regulatory compliance frameworks to establish best practices for the pharmaceutical drug manufacturing of its novel formulations. By prioritizing sustainable and responsible production practices, Optimi is dedicated to becoming a global leader in the psychedelic pharmaceutical sector. Optimi’s research initiatives focus on optimizing extraction efficiency, improving formulation stability and ensuring scalable manufacturing techniques that align with future market expansion plans.

Drug Establishment License (“DEL”): the Company was awarded a Drug Establishment License on May 24th, 2024. Securing a DEL positions the Company as a pharmaceutical company with a strong portfolio of government approved licenses for controlled substances. As Health Canada is a participant to several Mutual Recognition Agreements (MRAs) covering drug/medicinal products for global distribution, the Company is now recognized globally for the GMP production of its psilocybin and MDMA formulations. The DEL differentiates the Company from other psychedelic manufacturers in the space and enables the Company to provide competitively priced products within the GMP psychedelics market; conduct research and development with in-house scientific and quality teams; and provides flexibility to adapt to international licensing demands and changes in legislation. Importantly, having a DEL enables Optimi to be one of the only licensed, psychedelic pharmaceutical manufacturers in the world permitted to export to the Australian Marketplace and supply the country’s Authorized Prescriber program. As part of the Authorized Prescriber program in Australia, authorized Psychiatrists are able to prescribe MDMA assisted therapy for patients suffering from PTSD and Psilocybin Assisted therapy for patients suffering from TRD. All products supplied to the Authorized Prescriber Program should be certified GMP as per the Therapeutic Goods Administration (TGA). Health Canada is only allowing Canadian companies with a DEL to be issued export permits to supply Australia.

Having a DEL will allow Optimi to offer its products into new international markets as regulations evolve.

Mind Medicine Australia: On February 28, 2023, the Company received signed purchase orders from Mind Medicine Australia Limited which it accepted with the intent of ensuring that patients in Australia with treatment resistant PTSD have access to medical grade GMP MDMA and patients with treatment resistant depression have access to GMP encapsulated psilocybin as part of prescribed assisted therapy administered by authorized psychiatrists. A long-term distribution agreement with Mind Medicine Australia Limited was also entered into, which is facilitating the distribution of Optimi’s products through a lead pharmaceutical distribution company and registered pharmacy networks in each State and Territory of Australia with full compliance with regulatory requirements in each jurisdiction. MDMA and psilocybin drug candidates have been encapsulated and packaged inside the Company’s Health Canada Licensed Facility in compliance with GMP standards and the first shipment of MDMA was fulfilled in August 2024 and deliveries have continued through fiscal 2025 and 2026.

Optimi Labs Inc.: The Company has acquired various analytical instrumentation which will facilitate rapid expansion of its research and development activities as well as ramp up in-house productivity and testing capabilities. With this equipment, the Company will be able to produce assays which includes potency testing via high-performance liquid chromatography including a diode array detector that allows for measuring multiple substances at multiple wavelengths (or components) simultaneously. Additional capabilities include stability and identity testing utilizing thin layer chromatography, ultraviolet-visible spectroscopy, and mass spectrometry.

The equipment includes stability chambers, a GC-MS-FID, an automatic capsule filler, back up HPLCs, equipment to support Optimi’s ICP-MS, back up equipment for formulating and all requisite equipment for conducting full panel microbial testing on its products. Upon installation of this equipment, Optimi will be in the position to conduct in-house analytical testing to produce a complete certificate of analysis (“COA”) for its psychedelic products and to begin full scale cannabis testing for licensed cannabis producers.

Results of Operations

Nine-Month Period Ended June 30, 2026

During the nine-month period ended June 30, 2026, the Company generated revenue of $239,700 (2025 – $490,330) and a net loss of $5,715,536 (2025 - $2,362,664). Revenue decreased compared to the prior-year period primarily because demand from pharmacies and clinics in Australia was fulfilled through the sell-through of product previously exported by the Company and already landed in-market, resulting in fewer new shipments during the period. The Company recognized $245,254 of previously deferred revenue during the period as supply agreements were fulfilled. The main factors that contributed to the loss in the fiscal period were amortization expense of $721,386, bank charges and interest of $787,245, consulting of $940,620, investor relations of $1,166,558 incurred primarily in connection with the Company's Nasdaq listing and U.S. public offering, and wages and benefits of $753,267.

During the period ended June 30, 2026, the Company issued 2,400,000 common shares in relation to an underwritten public offering to list its common shares on the Nasdaq Capital Market for gross proceeds of $20,700,000 (USD$15,000,000), before deducting underwriting discounts and offering expenses. In connection with the offering, the Company issued 96,000 warrants to the underwriter exercisable into a common share at $10.35 (USD$7.5) per warrant.

During the period ended June 30, 2026, the Company repaid $1,000,000 in loans and settled $450,000 in convertible debt through issuance of 100,000 common shares.

Subsequent to June 30, 2026, the Company:

•	Had 3,333 warrants expire unexercised
•	Repaid $1,000,000 in loans

Period Ended June 30, 2025

During the nine-month period ended June 30, 2025, the Company generated revenue of $490,330 and a net loss of $2,362,664. The main factors that contributed to the loss in the fiscal period were amortization expense of $679,622, consulting of $614,887, research and development costs of $203,498, and wages and benefits of $858,934 offset by debt forgiveness recovery of $903,951 related to certain directors forgiving debts owed from the Company.

During the period ended June 30, 2025, the Company received $395,000 in proceeds from a private placement and received $908,000 in proceeds related to a convertible debt financing completed subsequent to the period ended June 30, 2025.

Selected Financial Information

The following table sets forth selected financial information with respect to the Company’s condensed interim consolidated financial statements for the period ended June 30, 2026, and 2025.

	Period ended June 30, 2026	Period ended June 30, 2025
Operations:
Revenue	$239,700	$490,330
Expenses	$5,715,536	$3,670,347
Interest and other income	$7,358	$7,629
Loss and comprehensive loss	($5,552,091)	($2,362,664)
Loss per share (basic and diluted)	($1.55)	($0.74)
Assets:
Current Assets	$13,967,209	$1,052,507
Non-Current Assets	$11,893,955	$13,083,358
Total Assets	$25,861,164	$14,135,865
Liabilities:
Current Liabilities	$8,087,930	$3,622,375
Non-Current Liabilities	$135,195	$2,761,000
Total Liabilities	$8,223,125	$6,383,375
Shareholders’ Equity	$17,638,039	$7,752,490
Total Liabilities and Shareholders’ Equity	$25,861,164	$14,135,865

Selected of Quarterly Results

Quarter	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
Loss for the period	$2,404,430	$1,591,871	$1,553,975	$1,349,367
Loss per share	$(0.56)	$(0.49)	$(0.48)	$(0.42)
Total assets	$25,861,164	$13,509,676	$14,236,203	$15,212,645
Total liabilities	$8,223,125	$9,971,230	$9,219,190	$8,641,984
Quarter	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024
Loss for the period	$907,318	$196,366	$1,258,980	$1,723,183
Loss per share	$(0.28)	$(0.06)	$(0.40)	$(0.58)
Total assets	$14,135,865	$13,721,204	$14,004,097	$14,551,035
Total liabilities	$6,383,375	$5,077,516	$5,364,540	$4,975,323

Liquidity and Capital Resources

As at June 30, 2026, the Company had positive working capital of $5,879,279.

The Company had negative cash flow of $3,822,124 from operating activities during the period ended June 30, 2026.

During the nine-month period ended June 30, 2026, the Company raised $20,700,000 in gross proceeds from its public offering, repaid $1,000,000 in loans, spent $36,859 on plant and equipment additions and $38,700 on payments of lease obligations.

The Company’s future capital requirements will depend upon many factors including, without limitation, its ability to produce, market and sell its products, consumer demand for its products, the Company’s ability to secure required financing, and in the event consumer demand is strong for its products, the Company’s ability to expand its business to facilitate this demand. The Company has limited capital resources and has historically relied upon the sale of equity securities for cash required for research and development purposes, for acquisitions and to fund the administration of the Company. The Company intends to finance its future requirements through a combination of debt and/or equity issuances. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

Management has assessed the Company’s ability to continue as a going concern and has concluded that the Company has sufficient cash resources and expected cash flows to continue its operations and meet its obligations as they become due for at least the next twelve months from the date of these financial statements. These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Key Management Compensation and Related Party Transactions

During the periods ended June 30, 2026, and 2025, the Company incurred the following amounts charged by officers and directors (being key management personnel) and companies controlled and/or owned by officers and directors of the Company in addition to the related party transactions disclosed elsewhere in these consolidated financial statements:

	June 30, 2026 $	June 30, 2025 $
Consulting fees	431,779	449,234
Share-based compensation	45,742	—
	477,521	449,234

The Company has entered into a lease agreement with BC Green, as described in Note 7 of the condensed interim consolidation financial statements.

As at June 30, 2026, there was $1,584,178 (2025 - $524,326) owing to key management, which is included in due to related parties. The amounts are unsecured, without interest and due on demand.

During the period ended March 31, 2025, the Company received debt forgiveness of $903,951 from related parties.

During the year ended September 30, 2023, the Company received $1,000,000 in loan proceeds from a company controlled by a director (Note 11). As at June 30, 2026, the Company owed $1,000,000 (September 30, 2025 - $1,000,000) in principal and $322,050 (September 30, 2025 - $131,250) in accrued interest in relation to this loan.

During the year ended September 30, 2025, the Company received $3,450,000 in loan proceeds from two companies controlled by directors (Note 11). During the period ended June 30, 2026, the Company settled $450,000 in convertible debt through issuance of 100,000 common shares.

As at June 30, 2026, the Company owed $3,000,000 (September 30, 2025 - $3,450,000) in principal and $470,692 (September 30, 2025 $96,175) in accrued interest in relation to this loan recorded in due to related parties.

Proposed transactions

The Company has no proposed transactions.

Significant accounting judgements and estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the period. Actual results may differ from these estimates.

Significant estimates and judgments are evaluations and assumptions about the future and other sources of estimation uncertainty that management has made, which could result in a material adjustment to the carrying amounts of assets and liabilities. Significant estimates and judgments used in the preparation of these consolidated financial statements include, but are not limited to, the following:

Going concern

The assessment of whether the concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive, and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available.

Impairment of plant and equipment

Management considers both external and internal sources of information in determining if there are any indications that the Company’s plant and equipment is impaired. Management considers the market, economic and legal environment in which the Company operates, that are not within its control and affect the recoverable amount of its plant. Management considers the manner in which the plant and equipment is being used or is expected to be used an indication of economic performance of the assets.

Valuation of inventory

Inventories are valued at the lower cost and net realizable value except for biological inventory which includes a fair value component. Purchased inventory is accounted for using the weighted average purchase cost of the components that comprise finished goods inventory. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs to sell.

Valuation of share-based payments

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves. The Company estimates volatility based on the Company’s historical share prices, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the entities’ expected share price volatility.

Biological assets and inventory

In calculating the value of the biological assets, management is required to make a number of estimates, including estimating the stage of growth of the mushrooms up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the mushrooms. In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compare the inventory cost versus net realizable value. The cost and fair value of biological assets are capitalized to the extent that their cost and fair value will be recoverable.

Loans payable

The identification of loan components is based on interpretation of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the loans payable at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability component is also based on a number of assumptions, including contractual future cash flows and discount rate.

Estimated useful lives of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment.

Convertible debentures

Convertible debentures are compound financial instruments which contain a separate financial liability and equity component. The identification of such components embedded within a convertible note requires significant judgment given that it is based on the interpretation of the substance of the contractual arrangement at the time of issuance. The Company uses judgment to select the valuation methods and assumptions used in performing fair value calculations to determine the values attributed to each component of the financial instrument. These valuation estimates could be significantly different because of the use of judgement and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Changes in Accounting Policies

There have been no changes to accounting policies during the period ended June 30, 2026.

Financial Instruments

a)	Categories of financial instruments

The classification of the financial instruments, as well as their carrying values, is shown below:

Fair value

The fair value recorded on initial recognition of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, due to related parties, lease liabilities, loans payable, and convertible debentures. The fair values of these financial instruments approximate their carrying values due to the short-term nature of these instruments, with the exception of lease liabilities, loans payable and convertible debentures which are measured using Level 2 inputs.

b)	Management of financial risks

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of these risks. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest rate risk is limited to potential decreases in the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited, as it holds no assets or liabilities subject to variable rates of interest.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and trade receivables. The Company limits exposure by maintaining its cash with major Canadian commercial banks and credit unions.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they become due. The Company is reliant upon equity issuances and loans as its main sources of cash. The Company manages liquidity risk by maintaining an adequate level of cash to meet its ongoing obligations. The Company continuously reviews its actual expenditures, forecasts cash flows and matches the maturity dates of its cash to capital and operating needs. All of the Company’s existing commitments are budgeted and funded as at the date of the consolidated financial statements. All financial liabilities have contractual maturities of less than one year and are subject to normal trade terms with the exception of the Company’s lease liabilities, which matures based on the lease agreement, and loans payable, which have terms ranging from one and a half to three years.

Currency risk

The Company is not exposed to financial risk related to the fluctuation of foreign exchange rates.

Commitments

The Company has lease commitments for the two cultivation and processing facilities located in Princeton, British Columbia. Cash commitments for minimum lease payments in relation to the facility leases as at June 30, 2026, are payable as follows:

$
Within 1 year	53,148
Between 1 year and 5 years	169,211
222,359

Disclosure of Outstanding Security Data

The Company has one class of shares outstanding, which is common shares. As of the date of this MD&A, 5,725,867 common shares were issued and outstanding. The Company also has 167,889 share purchase warrants, 98,665 stock options, and 13,875 RSRs outstanding.

Cautionary Statement About Forward-Looking Statements

Certain statements in this MD&A, constitute “forward-looking information” or “forward looking statements” (collectively, “forward looking statements”) within the meaning of applicable Canadian securities laws and are based on assumptions, expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include statements with respect to projected growth rates, targets, plans, the Company’s future growth, results of operations, performance and business prospects and opportunities. The words “plans”, “expects”, “projected”, “estimated”, “forecasts”, “anticipates”, “intend”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “aim”, “strategy”, “targets” or “believes”, or variations of such words and phrases or statements that certain future conditions, actions, events or results “will”, “may”, “could”, “would”, “should”, “might” or “can”, or negative versions thereof, “occur”, “continue” or “be achieved”, and other similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are outside of the Company’s control and are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being entirely or partially incorrect or untrue. Forward looking statements contained in this MD&A are based on various assumptions, including, but not limited to the following: the Company’s ability to achieve its growth strategy; the demand for the Company’s products and fluctuations in future revenues; sufficiency of current working capital to support future operating and working capital requirements; the stability of general economic and market conditions; currency exchange rates and interest rates; equity and debt markets continuing to provide the Company with access to capital; the Company’s ability to comply with applicable laws and regulations; and the Company’s continued compliance with third party IP rights.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved.

Known and unknown risk factors, many of which are beyond the control of the Company, could cause the actual results of the Company to differ materially from the results, performance, achievements, or developments expressed or implied by such forward-looking statements. Such risk factors include but are not limited to those factors which are discussed in the Company’s prospectus dated May 19, 2026. The risk factors are not intended to represent a complete list of the factors that could affect the Company and the reader is cautioned to consider these and other factors, uncertainties, and potential events carefully and not to put undue reliance on forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. All the forward-looking statements contained in this MD&A are qualified by these cautionary statements.

Other Information

Additional information relating to the Company is available for viewing on the Company’s web sites at www.optimi.net.